PRESS RELEASE
FOR IMMEDIATE RELEASE                                                   HAE: TSX
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                     Haemacure wins a Frost & Sullivan award
                      for its innovative sales strategy and
                         significant market share gains

Montreal, August 6, 2002 - Haemacure Corporation announces it has won a Frost & Sullivan Competitive Strategy Award. Frost & Sullivan, a highly regarded U.S.-based international marketing consulting and training firm, featured Haemacure's sales and marketing strategy and the excellent results it has achieved in a published report titled "U.S. Markets for Hemostats, Tissue Sealants, Tissue Adhesives and Adhesion Prevention Products" (report A099-54). Frost & Sullivan based its selection on information collected through interviews with market participants as well as through end-user studies and extensive secondary research and analysis.

Haemacure was chosen to receive the award for having created and executed an innovative sales and marketing strategy that enabled it to make significant gains in market share while solidifying a strong market presence for its Hemaseel APR fibrin sealant product. As Frost & Sullivan notes in its report:
"Haemacure focuses on delivering superior client servicing through its specially designed account teams that are made up of clinical nurse specialists and fibrin sealant specialists. Haemacure has continued to focus on expanding usage and application of fibrin sealants throughout the market while widening its hemostats and tissue sealants portfolio by adding one new product every year."

"We are proud to have our efforts recognized by such a well respected organization as Frost & Sullivan," said Marc Paquin, Haemacure President and Chief Executive Officer. "In many respects, this award validates Haemacure's successful commitment to delivering innovative products and solutions to our customers."

Frost & Sullivan estimates that the combined U.S. market for tissue sealants, hemostats and adhesion prevention products will be over $300 million in 2002, growing to more than $600 million by 2007. "There are a number of exciting opportunities in the tissue sealant market available to Haemacure right now," Mr. Paquin added. "Our continuous sales growth, combined with our pipeline of innovative products, enables us to look to the future with plenty of confidence and enthusiasm."

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Haemacure Corporation is a Canadian company specializing in the development and marketing of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. Through a wholly owned subsidiary, it also operates sales and marketing, clinical, and regulatory offices in Sarasota, Florida. The Company is traded under stock symbol HAE on the Toronto Stock Exchange and is a reporting company with the U.S. Securities and Exchange Commission.

Frost & Sullivan, a global leader in international strategic market consulting and training, bestows Market Engineering Awards to companies demonstrating exceptional market share leadership skills in the increasingly competitive marketplace. Frost & Sullivan rigorously analyses specific criteria to determine Market Engineering Award recipients in a variety of regional and global market landscapes. Founded in 1961, Frost & Sullivan is headquartered in San Jose, California, with offices located worldwide. For further information, visit www.frost.com.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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For More Information:

Haemacure Corporation
Marc Paquin
President and CEO
Tel: 941-364-3700; www.haemacure.com

Renmark Financial Communications Inc.
Tel: 514-939-3989; www.renmarkfinancial.com
Barry Mire: bmire@renmarkfinancial.com
Media - Dominic Sicotte: dsicotte@renmarkfinancial.com